As confidentially submitted to the Securities and Exchange Commission on February 12, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CREATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	52390	84-2054332
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

212-930-9700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

[*]

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Arthur S. Marcus, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 37th Floor New York, NY 10036 212-930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Shares of common stock, par value $0.001	1,558,639	$1.50	$2,337,958.50	$303.47
Common stock underlying Warrants	1,558,639	$1.50	$2,337,958.50	$303.47
Total	3,117,278	$1.50	$4,675,916.00	$606.93

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)

Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED __, 2020

3,117,278 Shares of Common Stock

Creations, Inc.

This prospectus relates to the resale of up to 3,117,278 shares of our common stock, par value $.001 per share of which 1,558,639 are shares issuable upon exercise of warrants (the “Warrant Shares”) that we have issued.(the shares of common stock and the Warrant Shares are collectively referred to as the “Securities”) by the selling stockholders named in this prospectus (the “Selling Stockholders”).

Unlike an initial public offering, the resale by the Selling Stockholders is not being underwritten by any investment bank. The Selling Stockholders may, or may not, elect to sell their Securities covered by this prospectus, as and to the extent they may determine. The Securities offered by the Selling Stockholders will be sold at a fixed price of $1.50 per share until our shares of common stock are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by the Company. The Selling Stockholders will receive all of the net proceeds from the offering of their Securities.

The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock. We agree to pay the expenses of registering the Securities; these expenses are estimated to be $50,000.

Shares may be sold by the Selling Stockholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information regarding the methods of sale you should refer to the section entitled “Plan of Distribution” in this Prospectus.

Investing in our Securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February __, 2020

You should rely only on the information contained in this prospectus, as supplemented and amended. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

We urge you to read this prospectus carefully, as supplemented and amended, before deciding whether to invest in any of the common stock being offered.

i

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus and in the documents incorporated by reference herein. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Before you decide to invest in our securities, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 4, and the financial statements and related notes incorporated by reference in this prospectus.

Unless the context otherwise requires, references to “we,” “our,” “us,” the “Company,” and “Creations” in this Prospectus mean Creations, Inc.., a Delaware corporation, and our subsidiaries, Yetsira Holdings Ltd. and Yetsira Investment House Ltd., where appropriate, on a consolidated basis.

Company Overview

Creations, Inc. was incorporated in May 2019. On July 1, 2019, Creations, Inc, acquired a 100% interest in Yetsira Holdings Ltd., though a share swap agreement. Yetsira Holdings is an Israeli Corporation incorporated in December 2017 which in turn owns 100% of Yetsira Investment House (“Yetsira”), our operating entity, which was incorporated in November 2018.

Through our wholly owned subsidiary, Yetsira Investment House, we operate as a portfolio manager, licensed by the Israel Securities Authority (“ISA”). Yetsira currently offers and manages five mutual funds with approximately $50,000,000 in assets, currently under management (“AUM”). While Yetsira’s core-business is the external management of Israeli mutual funds, the ISA license allows Yetsira to manage traditional private investment portfolios and IRA accounts, as well as other things, including the ability to initiate exchange traded funds.

We generate revenue primarily from management fees paid by our unitholders, which fees are based upon a certain percentage of their assets in the funds. Our expenses are mainly comprised of payments of distribution commissions to banks, thirty-party platform user fees, salary commissions and expenses, and commissions to the ISA and the Israeli Stock Exchange. We conduct our business exclusively through Yetsira and exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

Our continued focus is on our core business of mutual fund management, while increasing our number of managed funds. Part of our growth depends on the strength of our brand, which the Company intends to strengthen by increasing our exposure to the general public, especially to the investment advisors in the banks, which constitute the main channel for funds distribution in Israel. We also plan to increase public relations activities and advertising. Furthermore, in 2020, we expect to examine possibilities for integrating technological means in our services, mainly in our private portfolio management service. We also continue to examine the expansion of our areas of activity, through cooperation, locating synergistic opportunities for our existing areas of activity and establishing additional parallel investment opportunities. In addition, we may pursue the acquisition of other unrelated businesses in the financial sector; particularly, where we believe that they can grow their business by expanding and upgrading their use of technology. We have no agreements currently in place to acquire any other entity.

1

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

●	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements;

●	extended transition periods for complying with new or revised accounting standards;

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in addition to any required unaudited interim financial statements in this prospectus; and

●	reduced disclosures regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.00 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We currently intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in the preceding fiscal year.

Corporate Information

Creations, Inc., a Delaware corporation, was incorporated in May 2019. On July 1, 2019, Creations, Inc. acquired a 100% interest in Yetsira Holdings LTD, an Israeli corporation (‘Yetsira Holdings”), through a share swap agreement. Yetsira Holdings was incorporated in December 2017 and is the parent company of Yetsira, our operating entity, which was incorporated in November 2016.. Our principal executive offices are located at Arieh Shenkar St 1, Herzliya Our telephone number is +972 99707054. We maintain an address c/o of our U.S. counsel at Sichenzia Ross Ference LLP, 1185 Avenue of the Americas, New York, NY 10036. Our corporate website is creationsfin.com. The information on our website is not a part of, or incorporated, in this prospectus.

2

THE OFFERING

The following summary of the offering contains basic information about the offering of stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock and warrants, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Securities offered by us	3,117,278 shares of common stock which includes 1,558,639 shares issuable upon exercise of warrants to purchase up to 1,558,639 shares of common stock. The warrants are exercisable immediately, have an exercise price of $1.00 per share, and expire three years from the date of issuance.

Initial offering price

The Selling Stockholders will sell our shares at a fixed price of $1.50 per share until our shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by the Company.

Terms of the Offering	The Selling Stockholders will determine when and how they will sell the common stock offered in this prospectus. See “Plan of Distribution”.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders, although we would receive any cash proceeds from the exercise of the warrants.

Risk factors	An investment in our securities involves significant risks. See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

3

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. There are many risks that affect our business and results of operations, some of which are beyond our control. Our business, financial condition or operating results could be materially harmed by any of these risks. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Additional risks that we do not yet know of or that we currently think are immaterial may also affect our business and results of operations.

Risks Related to Our Company and Business

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2016 and have experienced a period of growth in recent years. Our revenues grew at a compound annual growth rate, or CAGR, of 7010% from 2017 to 2018. We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at our historical rate of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we may need to establish additional branch offices, including in new cities and regions where we have no previous presence, recruit, train, manage and motivate relationship managers, experienced investment professionals and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market, technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of individuals, enterprises or institutions that are current or potential clients, is critical to our business. Our reputation and brand recognition are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, misconduct or allegations of misconduct by the managers of third-party funds that we distribute, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of the wealth management products we distribute or the asset management or internet financial services we provide may not be the same as or better than that of other advisory firms, product distributors or internet financial service providers can also damage our reputation. Moreover, any misconduct or allegations of misconduct by managers of third-party funds that we distribute could result in negative media publicity that could affect our reputation and erode the confidence of our clients. Furthermore, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

The determination of the investment portfolio under asset management and the amount to be invested in certain investments is subject to management’s evaluation and judgment. Poor investment portfolio performance may lead to a decrease in AUM and reduce revenues from and the profitability of our asset management business.

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. As a majority of our revenues from our asset management business comes fees, which are typically based on a percentage of assets under management, our fees will be negatively impacted if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing some or all of our funds’ rating from financial institutions, which in part is based on performance, to be negatively impacted which may result in the perceived value of such funds and therefore decrease the amount of assets under management. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

4

Some of our asset management clients may redeem their investments from time to time, which could reduce our asset management fee revenues.

If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our recurring service fee revenues correlate directly to the amount of our AUM; therefore, redemptions may cause our recurring service fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our AUM could accelerate. In addition, redemptions could ultimately require us to liquidate assets under unfavorable circumstances, which would further harm our reputation and results of operations.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Israeli economy could materially and adversely affect our business, financial condition and results of operations.

Any prolonged slowdown in the global or Israeli economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet potential liquidity needs.

Economic conditions in Israel are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in Israel, our business and prospects may be affected by economic conditions or changes in the financial markets in Israel. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Any prolonged slowdown in the global or Israel’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

Volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results.

The capital and credit markets may experience volatility and disruption worldwide. Declines in global financial market conditions may result in significant decreases in our AUM, revenues and income, and future declines may further negatively impact our financial results. Such declines may have an adverse impact on our results of operations. We may need to modify our business, strategies or operations and we may be subject to additional constraints or costs in order to compete in a changing global economy and business environment.

Our reputation could suffer if we are unable to deliver consistent, competitive investment performance.

Our business is based on the trust and confidence of our clients. Damage to our reputation, resulting from poor or inconsistent investment performance, among other factors, can reduce substantially our AUM and impair our ability to maintain or grow our business.

5

Maintaining adequate liquidity for our general business needs depends on certain factors, including operating cash flows and our access to credit on reasonable terms.

Our financial condition is dependent on our cash flow from operations, which is subject to the performance of the capital markets, our ability to maintain and grow AUM and other factors beyond our control. Our ability to issue public or private debt on reasonable terms may be limited by adverse market conditions, our profitability, our creditworthiness as perceived by lenders and changes in government regulations, including tax rates and interest rates. Furthermore, our access to credit on reasonable terms is partially dependent on our firm’s credit ratings.

Future changes in our credit ratings are possible and any downgrade to our ratings is likely to increase our borrowing costs and limit our access to the capital markets. If this occurs, we may be forced to incur unanticipated costs or revise our strategic plans, which could have a material adverse effect on our financial condition, results of operations and business prospects.

We may be unable to continue to attract, motivate and retain key personnel, and the cost to retain key personnel could put pressure on our adjusted operating margin.

Our business depends on our ability to attract, motivate and retain highly skilled, and often highly specialized, technical, investment, managerial and executive personnel and there is no assurance that we will be able to do so.

The market for these professionals is extremely competitive and is characterized by their frequent movement among different firms. Also, they often maintain strong, personal relationships with investors in our products and other members of the business community so their departure may cause us to lose client accounts or result in fewer opportunities to win new business, either of which factors could have a material adverse effect on our results of operations and business prospects.

Additionally, a decline in revenues may limit our ability to pay our employees at competitive levels, and maintaining (or increasing) compensation without a revenue increase, in order to retain key personnel, may adversely affect our adjusted operating margin. As a result, we remain vigilant about aligning our cost structure (including headcount) with our revenue base.

We may engage in strategic transactions that could pose risks.

As part of our business strategy, we consider potential strategic transactions, including acquisitions, dispositions, mergers, consolidations, joint ventures and similar transactions, some of which may be material. These transactions, if undertaken, may involve a number of risks and present financial, managerial and operational challenges, including:

●	adverse effects on our earnings if acquired intangible assets or goodwill become impaired;
●	existence of unknown liabilities or contingencies that arise after closing; and
●	potential disputes with counterparties.

Acquisitions also pose the risk that any business we acquire may lose customers or employees or could underperform relative to expectations. Additionally, the loss of investment personnel poses the risk that we may lose the AUM we expected to manage, which could adversely affect our results of operations. Furthermore, strategic transactions may require us to increase our leverage or, if we issue capital stock to fund an acquisition, would dilute the holdings of our existing shareholders.

We may not accurately value the securities we hold on behalf of our clients or our company investments.

In accordance with applicable regulatory requirements, contractual obligations or client direction, we employ procedures for the pricing and valuation of securities and other positions held in client accounts or for company investments. Extraordinary volatility in financial markets, significant liquidity constraints or our failure to adequately consider one or more factors when determining the fair value of a security based on information with limited market observability could result in our failing to properly value securities we hold for our clients or investments accounted for on our balance sheet. Improper valuation likely would result in our basing fee calculations on inaccurate AUM figures, our striking incorrect net asset values for company-sponsored mutual funds or hedge funds or, in the case of company investments, our inaccurately calculating and reporting our financial condition and operating results. Although the overall percentage of our AUM that we fair value based on information with limited market observability is not significant, inaccurate fair value determinations can harm our clients, create regulatory issues and damage our reputation.

6

The quantitative models we use in certain of our investment services may contain errors, resulting in imprecise risk assessments and unintended output.

We use quantitative models in a variety of our investment services, generally in combination with fundamental research. These models are developed by senior quantitative professionals and typically are implemented by IT professionals. However, due to the complexity and large data dependency of such models, it is possible that errors in the models could exist and our controls could fail to detect such errors. Failure to detect errors could result in client losses and reputational damage.

Unpredictable events, including natural disaster, dangerous weather conditions, technology failure, terrorist attack and political unrest, may adversely affect our ability to conduct business.

War, terrorist attack, political unrest, power failure, climate change, natural disaster and rapid spread of infectious diseases could interrupt our operations by:

●	causing disruptions in global economic conditions, thereby decreasing investor confidence and making investment products generally less attractive;
●	inflicting loss of life;
●	triggering large-scale technology failures or delays; and
●	requiring substantial capital expenditures and operating expenses to remediate damage and restore operations.

Despite the contingency plans and facilities we have in place, including system security measures, information back-up and disaster recovery processes, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services we may use or third parties with which we conduct business. If a disruption occurs in one location and our employees in that location are unable to occupy our offices or communicate with or travel to other locations, our ability to conduct business with and on behalf of our clients may suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel. Furthermore, unauthorized access to our systems as a result of a security breach, the failure of our systems, or the loss of data could give rise to legal proceedings or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation.

Our operations require experienced, professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may, by disrupting our operations, adversely affect our financial condition, results of operations and business prospects. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses, failures or breaches that may occur.

Technology failures and disruptions, including failures to properly safeguard confidential information, can significantly constrain our operations and result in significant time and expense to remediate, which could result in a material adverse effect on our results of operations and business prospects.

We are highly dependent on software and related technologies throughout our business, including both proprietary systems and those provided by third-party vendors. We use our technology to, among other things, obtain securities pricing information, process client transactions, store and maintain data, and provide reports and other services to our clients. Despite our protective measures, including measures designed to effectively secure information through system security technology and established and tested business continuity plans, we may still experience system delays and interruptions as a result of natural disasters, hardware failures, software defects, power outages, acts of war and third-party failures. We cannot predict with certainty all of the adverse effects that could result from our failure, or the failure of a third party, to efficiently address and resolve these delays and interruptions. These adverse effects could include the inability to perform critical business functions or failure to comply with financial reporting and other regulatory requirements, which could lead to loss of client confidence, reputational damage, exposure to disciplinary action and liability to our clients.

7

Many of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption. Additionally, technology rapidly evolves and we cannot guarantee that our competitors may not implement more advanced technology platforms for their products and services, which may place us at a competitive disadvantage and adversely affect our results of operations and business prospects.

Also, we could be subject to losses if we fail to properly safeguard sensitive and confidential information. As part of our normal operations, we maintain and transmit confidential information about our clients as well as proprietary information relating to our business operations. Although we take protective measures, our systems still could be vulnerable to cyber attack or other forms of unauthorized access (including computer viruses) that have a security impact, such as an authorized employee or vendor inadvertently or intentionally causing us to release confidential or proprietary information. Such disclosure could, among other things, allow competitors access to our proprietary business information and require significant time and expense to investigate and remediate the breach. Moreover, loss of confidential client information could harm our reputation and subject us to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenues.

Any significant security breach of our information and cyber security infrastructure may significantly harm our operations and reputation.

It is critical that we ensure the continuity and effectiveness of our information and cyber security infrastructure, policies, procedures and capabilities to protect our computer and telecommunications systems and the data that reside on or are transmitted through them and contracted third-party systems. Although we take protective measures, including measures to effectively secure information through system security technology, our technology systems may still be vulnerable to unauthorized access, computer viruses or other events that have a security impact, such as an external attack by one or more cyber criminals (including phishing attacks attempting to obtain confidential information and ransomware attacks attempting to block access to a computer system until a sum of money is paid), which could materially harm our operations and reputation. Additionally, while we take precautions to password protect and encrypt our laptops and sensitive information on our other mobile electronic devices, if such devices are stolen, misplaced or left unattended, they may become vulnerable to hacking or other unauthorized use, creating a possible security risk and resulting in potentially costly actions by us.

The capital markets industry is intensely competitive.

The capital market in Israel is characterized by extensive competition with several participants. Among our competitors are entities with significant organizational and marketing resources, such as insurance companies that operate lines of business that compete with the Company’s business. We face major competitors that invest significant resources in reaching the general public and potential customers. The Company believes that the ability to increase the customer base may be affected by the advantage of size.

Furthermore, if we are unable to maintain and/or continue to improve our investment performance, our client flows may be adversely affected, which may make it more difficult for us to compete effectively.

Risks Related to this Offering and the Ownership of Our Securities

Currently, there is no public market for our securities, and there can be no assurances that any public market will ever develop.

Currently, our common stock is not listed or quoted on any public market, exchange, or quotation system. Although we are taking steps to have our common stock publicly traded, a market for our common stock may never develop. We currently plan to apply for quotation of our common stock on the OTCQB upon the effectiveness of the registration statement of which this prospectus forms a part. However, our shares may never be quoted on the OTCQB, or, if traded, a public market may not materialize. Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable stockholders to sell their stock. If our common stock is not quoted on the OTCQB or if a public market for our common stock does not develop, investors may not be able to re-sell the shares of our common stock that they have purchased, rendering their shares effectively worthless and resulting in a complete loss of their investment.

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We are planning to identify a market maker to file an application with the OTCQB on our behalf so as to be able to quote the shares of our common stock on the OTCQB maintained by the OTC Markets commencing upon the effectiveness of our registration statement of which this prospectus is a part. There can be no assurance as to whether such market maker’s application will be accepted. We are not permitted to file such application on our own behalf. If the application is accepted, there can be no assurances as to whether any market for our shares will develop or the prices at which our common stock will trade. If the application is accepted, we cannot predict the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, our common stock is initially unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of our company, and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

We do not intend to have the warrants quoted or listed on any exchange or market. Accordingly, any value that the Selling Stockholder derive from the warrants will be based on any appreciation of the stock price.

Shares that are eligible for future sale

Sales of a substantial number of shares of common stock in the public market following this offering could adversely affect the market price of such shares. Upon the consummation of this offering, and assuming no exercise of the outstanding warrants, the Company will have 1,558,639 shares of common stock outstanding, of which the 1,245,309 shares of common stock offered hereby by the Selling Stockholders will be freely tradeable without restriction or further registration under the Securities Act. All of the remaining 313,330 shares of common stock outstanding are “restricted securities,” as that term is defined under Rule 144 promulgated under the Securities Act, and in the future may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption revisions of Rule 144 (including, without limitation, certain volume limitations and holding period requirements thereof) or pursuant to another exemption under the Securities Act.

Our common stock may be considered a “penny stock”, and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common stock may be a “penny stock” if it meets one or more of the following conditions: (i) the stock trades at a price less than $5 per share; (ii) it is not traded on a “recognized” national exchange; or (iii) is issued by a company that has been in business less than three years with net tangible assets less than $5 million. In addition to the exclusion based on issuer net tangible assets, Rule 3a51-1includes an alternative exclusion for the securities of an issuer with average revenues of $6 million for the past three years (i.e., revenues of at least $18 million by the end of the three-year period).

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

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The requirements of the Sarbanes-Oxley Act of 2002 and other U.S. securities laws impose substantial costs, and may drain our resources and distract our management.

We are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the reporting requirements under the Exchange Act. The Exchange Act requires, among other things, filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K following the happening of certain material events, with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our existing controls have some weaknesses, as described below. Meeting the requirements of the Exchange Act and the Sarbanes-Oxley Act may strain our resources and may divert management’s attention from other business concerns, both of which may have a material adverse effect on our business.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock and warrants.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure is expensive. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain..

As a publicly reporting company, we are faced with expensive and complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a U.S. public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

Financial Industry Regulatory Authority, Inc. (FINRA) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock or warrants adversely, the price of our common stock or warrants and trading volume could decline.

The trading market for our common stock or warrants may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock or warrants adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock or warrants would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or warrants or trading volume to decline.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and other federal securities laws. The reader should understand that several factors, including the risk factors described under “Risk Factors” in this prospectus, govern whether any forward-looking statement contained herein will be or can be achieved. Any of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including plans and objectives relating to the products and the future economic performance of the Company. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology.

Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the time and money required to successfully complete development projects, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in any of the forward-looking statements contained herein will be realized. Based on actual experience and business development, the Company may alter its marketing, capital expenditure plans or other budgets, which may, in turn, affect the Company’s results of operations. In light of the significant uncertainties inherent in the forward-looking statements included therein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the Selling Stockholders. We would receive an aggregate of $1,558,639 if all of the warrants are exercised.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will sell our shares at a fixed price of $1.50 per share until our shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for quotation of our common stock on the OTCQB upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be quoted on the OTCQB or, if quoted, that a public market will materialize.

Holders of Common Stock

As of the date of this registration statement, we have 35 stockholders of record.

Rule 144 Shares

A total of 313,330 shares of our common stock will become available for resale to the public after one year from the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, subject to the volume and trading limitations of Rule 144, as promulgated under the Securities Act of 1933. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of the company’s common stock then outstanding which, in our case, will equal 22,897 shares as of the date of this prospectus; or

●	the average weekly trading volume of the company’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

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Such sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been one of our affiliates for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner who was not an affiliate, is entitled to sell those shares in the public market without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner who was not an affiliate, then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

As of the date of this prospectus, persons who are our affiliates hold 313,330 of the 313,330 shares described above.

Dividends and Dividend Policy

We have never declared or paid any cash dividends on our common stock and intend, for the foreseeable future, to retain any future earnings to finance the growth and development of our business. Our future dividend policy will be determined by our Board of Directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

Securities Authorized for Issuance under Equity Compensation Plans

We currently have no securities authorized for issuance under Equity Compensation Plans.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019:

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, included in this prospectus.

(In thousands)

	As of September 30, 2019		As of December 31, 2018
Stockholders’ equity (deficit)	$		$
Common stock; par value; $0.0001; 100,000,000 shares authorized; and 2,289,744 shares issued and outstanding as of September 30, 2019		*		*
Additional paid-in capital		2,272		329
Accumulated (deficit)		(482)		(217)
Accumulated other comprehensive income (loss)		(280)		(167)
Total stockholders’ equity		$1,511		$(55)

* Balance less than $1,000

The above table is based on 2,289,744 shares of common stock outstanding as of September 30, 2019 and excludes any shares issuable upon exercise of the warrants.

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DILUTION

The common stock to be sold by the Selling Stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations of Creations, Inc. together with our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, including, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Forward Looking Statements

The following discussion should be read in conjunction with our audited and unaudited financial statements and related notes included in this prospectus. Certain information contained in this MD&A includes “forward-looking statements.” Statements which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition and results of operations, prospects, and opportunities and are based upon information currently available to us and our management and their interpretation of what is believed to be significant factors our existing and proposed business, including many assumptions regarding future events. Actual results, performance, liquidity, financial condition and results of operations, prospects and opportunities could differ materially and perhaps substantially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including those risks described in detail in the section entitled “Risk Factors” of this prospectus.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “would,” “will,” “could,” “scheduled,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “seek,” or “project” or the negative of these words or other variations on these words or comparable terminology.

In light of these risks and uncertainties, and especially given the nature of our existing and proposed business there can be no assurance that the forward-looking statements contained in this section and elsewhere in the prospectus will in fact occur. Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Creations, Inc. was incorporated in May 2019. On July 1, 2019, Creations, Inc, acquired a 100% interest in Yetsira Holdings Ltd., though a share swap agreement. Yetsira Holdings is an Israeli Corporation incorporated in December 2017 which in turn owns 100% of Yetsira Investment House (“Yetsira”), our operating entity, which was incorporated in November 2016.

Through our wholly owned subsidiary, Yetsira Investment House, we operate as a portfolio manager, licensed by the Israel Securities Authority (“ISA”). Yetsira currently offers and manages six mutual funds with approximately $50,000,000 in assets, currently under management (“AUM”). While Yetsira’s core-business is the external management of Israeli mutual funds, the ISA license allows Yetsira to manage traditional private investment portfolios and IRA accounts, as well as other things, including the ability to initiate exchange traded funds.

We generate revenue primarily from management fees paid by our unitholders, which fees are based upon a certain percentage of their assets in the funds. Our expenses are mainly comprised of payments of distribution commissions to banks, thirty-party platform user fees, salary commissions and expenses, and commissions to the ISA and the Israeli Stock Exchange. We conduct our business exclusively through Yetsira and exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

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Our continued focus is on our core business of mutual fund management, while increasing our number of managed funds. Part of our growth depends on the strength of our brand, which the Company intends to strengthen by increasing our exposure to the general public, especially to the investment advisors in the banks, which constitute the main channel for funds distribution in Israel. We also plan to increase public relations activities and advertising. Furthermore, in 2020, we expect to examine possibilities for integrating technological means in our services, mainly in our private portfolio management service. We also continue to examine the expansion of our areas of activity, through cooperation, locating synergistic opportunities for our existing areas of activity and establishing additional parallel investment opportunities. In addition, we may pursue the acquisition of other unrelated businesses in the financial sector; particularly, where we believe that they can grow their business by expanding and upgrading their use of technology. We have no agreements currently in place to acquire any other entity.

Overview – Results of Operations for the Nine Months Ended September 30, 2019 and 2018

Revenues

For the nine months ended September 30, 2019 and 2018, the Company generated revenues in the amount of $271,998 and $165,624, respectively. The 2019 increase was attributable to an increase in our overall AUM, which led to an increase in investment management fees.

Compensation and Related Costs to Employees

For the nine months ended September 30, 2019 and 2018, the Company recognized a total of $291,603 and $189,659, respectively, for compensation and related costs to employees. This increase was a result of increase in payment to the founders and an additional employee, as well as costs arising from moving to new offices.

General and Administrative Expenses

For the nine-months ended September 30, 2019, our general and administrative expenses totaled $275,105, compared to $124,608 for the nine months ended September 30, 2018. During the nine months ended September 30, 2019, we had two one-off expenses: the first was due diligence for a bank acquisition that did not mature; and the second was in the preparation for the registration of the company’s shares. These expenses totaled approximately $70,000 and are not expected to be repeat.

Excluding these one-off expenses, current general and administrative expenses totaled approximately $205,000, for the nine months ended September 30, 2019, an approximate 65% increase from the nine months ended September 30, 2018. The increase in these expenses was mainly attributable to an increase in our bank distribution fees, including fees to the Israeli Stock Exchange and Israeli Securities Authority and payments for operational services to a fund manager via a hosting agreement.

Net Loss

The Company realized a net loss of $306,090 for the nine months ended September 30, 2019, compared to a net loss of $157,535 for the nine months ended September 30, 2018. The increase in net loss was in line with our strategy and mainly attributable to the Company’s launch of three new funds for which management fees were initially kept relatively low to other comparable funds. In addition, these funds were launched with a zero fee special to year-end.

After taking into account foreign currency translation adjustments, which resulted in other comprehensive income of $100,543 and $12,715 for the nine months ended September 30, 2019 and 2018, respectively, the Company realized net loss after other comprehensive income of $205,547 and $144,820 for the nine months ended September 30, 2019 and 2018, respectively.

Liquidity and capital resources

As of September 30, 2019, the Company had cash in the amount of $1,536,289, compared to cash in the amount of $94,981 as of September 30, 2018. The increase in cash was a primarily a result of the issuance of stock. The Company also had a stockholder’s equity of $1,479,424 at September 30, 2019 and stockholders’ deficit of $39,053 as of September 30, 2018.

The Company’s accumulated deficit was $706,782 and $384,542 at September 30, 2019 and September 30, 2018, respectively.

The Company’s operating activities resulted in net cash used of $216,755 for the nine months ended September 30, 2019, compared to net cash used of $166,378 for the nine months ended September 30, 2018. The increase in net cash used was mainly attributable to an increase of expenses, including an increase in salary payment to the founders and hiring additional employees and costs arising from moving to new offices and rising rents.

The Company did not use any cash in investing activities for the nine months ended September 30, 2019, compared to net cash used of $1,081 for the nine months ended September 30, 2018, which was a result of purchasing fixed assets during that period.

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The Company’s financing activities resulted in net cash provided of $1,663,028 during the nine months ended September 30, 2019, compared to net cash provided of $154,000 during the nine months ended September 30, 2018. This increase in net cash used in financing activities was primarily the result of raising capital in exchange for common stock.

Off- Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements.

Overview – Results of Operations for the Fiscal Year Ended December 31, 2018 and 2017.

Revenue

For the years ended December 31, 2018 and 2017, the Company recognized $271,252 and $3,815 in revenues, respectively. The increase in 2018 was attributable to an increase in overall AUM of $13.05 million, as well as an increase in our management fee from 0.0% to 1.1% of AUM. In addition, for the year ended December 31, 2017, we had only launched three of our funds, which had a limited customer base at the time and which the management fee for each were at one time during the year lowered to zero until the year end.

Compensation and Related Costs to Employees

For the years ended December 31, 2018 and 2017, the Company recognized a total of $282,498 and $101,482, respectively, for compensation and related costs to employees. The increase was mainly attributable to payments to the founders.

General and Administrative Expenses

For the years ended December 31, 2018 and 2017, the Company recognized a total of $147,417 and $129,340, respectively, for general and administrative expenses. This increase was mainly attributable to additional expenses for advertising and public relation, as well as additional costs related to the launch of two funds on September 5, 2018.

Net Loss

The Company had a net loss of $173,685 for the year ended December 31, 2018, compared to a net loss of $227,007 for the year ended December 31, 2017. The decrease in net loss is primarily a result of the Company’s operating expenses being relatively fixed expenses, which means they do not vary with the amount of AUM. However, this decrease in net loss is slightly offset by the increase in other certain variable expenses, like the fees payable to Ayalon, which do increase with the amount of AUM.

Liquidity and capital resources

As of December 31, 2018, the Company had cash in the amount of $86,094, compared to cash in the amount of $97,585 as of December 31, 2017. In addition, the Company had negative stockholders’ equity of approximately $55,000 as of December 31, 2018, compared to stockholders’ equity of $110,418 as of December 31, 2017.

The Company’s accumulated deficit was approximately $400,692 and $227,007 at December 31, 2018 and December 31, 2017, respectively.

The Company’s continuing operating activities resulted in net cash used of $169,538 and $216,910 for the year ended December 31, 2018 and 2017, respectively.

Net cash used in investing activities was $1,177 for the year ended December 31, 2018, compared to net cash used of $22,715 for the year ended December 31, 2017. This decrease in net cash used was primarily attributable to a decrease in investing in short term deposits and a decrease in the purchase of fixed assets for year ended December 31, 2018.

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The Company’s financing activities resulted in net cash provided of $166,268 for year ended December 31, 2018, compared to net cash provided of $324,195 during the year ended December 31, 2017. The decrease in net cash provided was mainly attributable to a decrease in common stock issuance during the year ended December 31, 2018, which was slightly offset by a loan from a related company as described in note 5.

Off- Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements.

BUSINESS

Company Overview

We, through our wholly owned subsidiary, Yetsira Investment House (“Yetsira”), operate as a portfolio manager, licensed by the Israel Securities Authority (“ISA”). Yetsira currently offers and manages five mutual funds with approximately $50,000,000 in assets under management (“AUM”). While Yetsira’s core-business is external management of Israeli mutual funds, the ISA license allows Yetsira to manage traditional private investment portfolios and IRA accounts, as well as other things, including the ability to initiate exchange traded funds.

We generate revenue primarily from management fees paid by our unitholders, which fees are based upon a certain percentage of their assets of the funds. Our expenses are mainly comprised of payments of distribution commissions to banks, thirty-party platform user fees, salary commissions and expenses, and commissions to the ISA and the Israeli stock exchange.

Creations, Inc., is a holding company, holding 100% of the interests in Yetsira Holdings LTD, which in turn holds 100% of Yetsira. We conduct our business exclusively through Yetsira. We exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

On January 17, 2017, the Company signed a hosting agreement with Ayalon Mutual Funds Ltd (the “Hosting Agreement”). Pursuant to the Hosting Agreement, Ayalon is the manager of the mutual funds and Yetsira is an external investment manager. All five of our mutual funds were initiated under the Hosting Agreement with Ayalon Mutual Funds (“Ayalon”). Ayalon is a company engaged in the management of joint investment mutual funds in Israel, in accordance with the provisions of the Joint Investment Trusts Law.

In accordance with the Hosting Agreement, our employees provide certain investment services for the mutual funds which are managed by Ayalon. As consideration for managing the mutual funds, Ayalon receives a monthly payment determined by the net revenue and expenses of each fund as set forth in the Hosting Agreement.

The forgoing summary of certain terms and provisions of the Hosting Agreement is not complete and is subject to, and qualified in its entirety by the provisions of the Hosting Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the Hosting Agreement.

Our Products

The following table sets forth information on our five current mutual funds as of September 30, 2019:

Name of the fund	Ticker	Date of Initiation	AUM as of September 30, 2019
Yetsira (2B) 20/80	5124243	March 8, 2017	$30,947,916
Yetsira (2B) 30/70	5124227	March 8, 2017	$19,200,015
Yetsira (4D) FLEX	5124268	March 8, 2017	$3,179,235
Yetsira (4D) shares	5127964	September 5, 2018	$2,690,086
Yetsira (1B) 10/90	5127972	September 5, 2018	$1,135,858
Total			$57,153,110

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On January 17, 2017, the Company signed a hosting agreement with Ayalon Mutual Funds Ltd (the “Hosting Agreement”). Pursuant to the Hosting Agreement, Ayalon is the manager of the mutual funds and Yetsira is an external investment manager. All five mutual funds were initiated under the Hosting Agreement with Ayalon Mutual Funds.

As shown in the table above, the Company initiated three managed funds, Yetsira (2B) 20/80, Yetsira (2B) 30/70, and Yetsira (4D) FLEX, in March 2017, all in different categories. After initial investments from investors through their individual brokerage accounts, most of which were through financial institutions with the assistance of financials advisors, we were able to position each of these funds in the top 10 in the Israeli mutual fund market in terms of performance return. In addition, these funds received top ratings from banks and from IFO, the official representative of “Morningstar” in Israel. As a result of our success with the three initial funds, in September 2018 we initiated an additional two funds. From the inception of the initial funds in 2017, the Company has demonstrated a high growth on total AUM, growing AUM from $13.6 million AUM to $57.15 AUM, an increase of over 300%.

Importantly, these five funds are still in the process of maturation. Management believes that it generally takes three years for a fund to reach full maturation. Since none of the funds are yet at the three year full maturation, the Company currently is restricted from accessing approximately 50% of the mutual funds market held by the banks. When the three funds that were initiated in March 2017 reach full maturation (estimated March 2020), we will then be able to address 100% of the market, which we believe can create significant growth for the Company.

Our Business

Through our subsidiary, Yetsira, we generate revenue primarily from management fees paid by our unitholders. These fees are based upon a certain percentage of the unitholders’ assets of the funds. The expenses of Yetsira are mainly comprised of the payment of distribution commissions to banks, hosting fees to Ayalon, salary expenses and commissions to ISA and the Israeli Stock Exchange.

As a portfolio manager of mutual funds, banks play a crucial role in our success. The bank’s investor consultant departments materially affect the fund-raising rate and redemptions in the mutual fund sector. The bank departments rely on an internal rating system, which is based on the results of the fund relative to risk. Some banks use a rating system based on a one year period of results while other systems use a three year period. Funds that are measured over the three year period generally receive a higher rating than when measured over a one year period. Our funds have received high ratings for the one year period but have not yet reached the full maturation for banks to measure the funds over three years and therefore receive a potential higher rating. When our initial funds do reach full maturation (expected March 2020), we believe that we will be well positioned and expect our funds to receive the higher rating. In addition, in the past two years, the internal rating systems used by banks underwent a significant change: they began examining the results of the funds measured over a longer period for rating recommendations. We believe this has expanded the barrier to entry in this industry.

Due to expected imminent fintech related regulatory change, we also believe Yetsira is well positioned to take advantage of an opportunity that can create significant growth. The ISA has indicated that it is planning to open the antiquated private portfolio management market to a fintech based competitive platform. This could result in approximately $50 billion of potential market opportunity being created where we believe a re-distribution may occur from the removal of minimum funding requirements and allowing quick and easy movement between funds. The potential effect is that all investment houses will be treated equally, with size and brand of the company mattering less. The process is seamless and costless. This means that every one percent movement has the potential to translate into $4 million of additional income.

In 2018, the ISA took a couple of steps toward making this change a reality. For example, the obligation to physically meet with a client for “Customer Characterization” or for opening a non-bank brokerage account was removed and allowed via web platforms. On July 23, 2018, the ISA announced the establishment of an innovation hub, a sandbox and an accompanying regulatory framework. On January 31, 2019, the ISA announced the launch of an international network of 29 regulators in various countries, including the International Monetary Fund and the World Bank. The goal of the ISA is to enable an international sandbox and enable companies to test innovative products, services or business models in several parallel jurisdictions.

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Yetsira has the license to operate in this industry and, due to the changes outlined above, we believe Yetsira is well positioned to combine technological means and become a significant player in a new way of investing in Israel. Our team is comprised of experienced managers in the field of Israeli capital markets. We believe there is currently a “home bias” atmosphere that exists in most of the investment managers in Israel, while our employees and investment managers have unique expertise in the U.S. capital markets.

Furthermore, management believes that most large investment houses are bureaucratic and connected to large insurance companies, which can cause them to not respond as quickly to the changing industry. We believe this separates us from our competition and provides a potential game-changing opportunity for Yetsira.

Mutual Funds

A mutual fund is an investment instrument that has a number of potential advantages from other instruments. These advantages include tax advantages and investment diversification. To establish a mutual fund, an agreement between a fund manager and a trustee is made, according to which the fund manager is responsible for managing the fund’s investments while the trustee holds its assets in trust for unitholders. Pursuant to the Hosting Agreement, Yetsira operates as the external manager to the funds, while Ayalon Mutual Funds LTD acts as the fund manager and Union Bank of Israel acts as the trustee.

The amount that the fund manager is entitled to receive in management fees and the maximum wage that a trustee is entitled to receive as trustee, as well as other technical provisions, is typically determined by a fund agreement and the fund’s investment policy. Each mutual fund has an investment policy to which the fund manager is committed to when he or she purchases securities for the fund. The participation units in the mutual funds are purchased and redeemed through the members of the Israeli stock exchange, mainly banks and mainly by the bank investors’ consultant departments for their clients. The end holders of the mutual fund units purchase the participation units through the members of the Israeli stock exchange in which their accounts are managed, and their identity, for the most part, is not known to the fund.

As of March 31, 2017, the managed mutual funds market in Israel is at $ 52.87 billion AUM, with approximately $477 million in annual income. Banks are interested in their customers purchasing mutual funds due to the commission the banks receive from the fund manager. The basic engine here for choosing a fund by the banks is heavily reliant on the rating of the fund created by an algorithm linked to the past performance of the fund relative to risk.

Private Portfolio Management

Private portfolio management is the management of securities by licensed portfolio managers through a power of attorney to execute transactions in the brokerage accounts of the client. Portfolio management is provided to private customers, business corporations (including local authorities, kibbutzim, non-profit organizations and provident funds). We estimate that there is currently $50 billion in potential market AUM.

As of December 31, 2019 the number of companies with a portfolio management license in Israel is 126 companies, 74 of which operate only in the private portfolio management sector. The number of companies with a fund manager license is 19, and 33 companies operate pursuant to a hosting agreement as Yetsira does., there are 52 licensed companies that operate in the Israeli mutual fund area and that manage a total of approximately $98.21 billion, including approximately $8.4 billion in deposit funds, $36.9 billion in Israeli ETF funds& index funds, and $ 52.8$ billion in managed funds.

Establishing New Funds

Our continued focus is on our core business of mutual fund management, while increasing our number of managed funds. Part of our growth depends on the strength of our brand, which the Company intends to strengthen by increasing our exposure to the general public, especially to the investment advisors in the banks, which constitute the main channel for funds distribution. We also plan to increase public relations activities and advertising. Furthermore, in 2020, we expect to examine possibilities for integrating technological means in our services, mainly the private portfolio management service. We also continue to examine the expansion of our areas of activity, through cooperation, locating synergetic opportunities for the existing areas of activity and establishing additional parallel investment instruments, etc.

.

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Government Regulations

In Israel, the portfolio management and investment marketing industry is regulated by “Advisory Law” and the regulations that have been installed under it. According to the Advisory Law, portfolio management must be done in a corporation that has received a license to engage in portfolio management from the ISA, which also requires that employees of the corporation hold such a license. Obtaining a license from the ISA requires passing professional exams and an internship period. In addition, in fulfilling its obligations under the Advisory Law a licensee is subject to supervision by the ISA.

On January 11, 2017, the Yetsira Investment House received an investment portfolio manager license from the ISA. The license number is 772. The industry is characterized by significant regulation mainly by the ISA. Furthermore, since the major distributors of mutual funds to the general public are the banks investor consultant department, there is exposure to regulatory changes on behalf of the Bank of Israel.

MANAGMENT

The following table presents information with respect to our sole executive officer and director, as well as key employees of our subsidiaries:

Name	Age	Position(s)
Guy Nissensohn	45	Founder, Chief Executive Officer, Chief Financial Officer, Chairman of the Board of Directors
Illan Arad Keshat(1)	41	Co-Founder of Yetsira Investment House, Chief Executive Officer and Investment Manager of Yetsira Investment House
Shmuel Yelshevich(1)	31	Co-Founder of Yetsira Investment House, Chief Financial Officer, Investment Manager and Vice President of Sales of Yetsira Investment House
Amit Biliya(1)	40	Co-Founder and Analyst of Yetsira Investment House

(1) These individuals are key employees to the Company but are not executive officers and directors of Creations, Inc.

Background of officers and directors

The following is a brief account of the education and business experience during at least the past five years of our officers and directors and key employees, indicating each person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Guy Nissensohn joined Yetsira as a Chairman of the Board of Directors in February 2017. From 2015 to 2019, Mr. Nissensohn served as President and Chief Executive Officer at Certus Port Automation / HTS, Ltd., a leader in the fields of OCR, LPR and image processing, software development and system integration with products that serve as core technology enablers for automation of mission critical, terminal and container handling operations as well as parking facilities, airports, citations and safe cities. From 1999 to 2015, Mr. Nissensohn founded NTS, Inc. and served as President and Chief Executive Officer. Mr. Nissensohn holds a MBA in International Business from Royal Holloway, University of London, and BSc and a degree in business management from Kings College, University of London. Mr. Nissensohn is a commercially focused executive with 15+ years’ line experience growing businesses organically and through accretive acquisitions with a proven track record of strategic & operational achievement in the U.S., Europe and the Middle East. He is experienced across a range of functions including finance, marketing, business operations, regulatory, public company compliance & strategic transformation. In 2014, NTS, Inc., the company he founded (formerly NYSE/AMEX:NTS) sold for a record EBITDA multiple.

Ilan Arad Keshet co-founded Yetsira and has served as Chief Executive Officer and Investment Manager of Yetsira since November 2016. From 2013 to 2015. Mr. Arad Keshet served as a private investment manager and counselor to a wealth family, specializing in complex options strategies. From 2010 to 2013, Mr. Arad Keshet served at dash- Securities, a large brokerage firm in Israel, as a trading floor manager and portfolio manager of institutional funds. Mr. Arad Keshet holds a portfolio management license from the ISA and a BA in Finance from Max Stern Yezreel Valley College. Mr. Arad Keshet is a licensed portfolio manager by the ISA.

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Shmuel Yelshevish co-founded Yetsira and served as Chief Financial Officer, Vice President of Sales and Investment Manager at Yetsira since November 2016. From 2013 to 2016, Mr. Yelshevich served as a manager of marketing department, portfolio manager and analyst at Tamir Fishman Israeli portfolio management firm. Mr. Shmuel holds a portfolio management license from the ISA and a B.A. in Finance and Financial Risk Management from The Interdisciplinary Center Herzliya. Mr. Yelshevich is a licensed portfolio manager by the ISA.

Amit Biliya co-founded Yestira and has served as a Securities Analyst and Portfolio Investment Manager at Yetsira since November 2016. From 2011 to 2016, Mr. Biliya served as a Costumer Relationship Manager, Portfolio Manager and A analyst at Tamir fishman Israeli portfolio management firm. Mr. Biliya holds a portfolio management license from the ISA and a B.A. in Finance and Management from Ruppin Academic Center. Mr. Biliya is a licensed portfolio manager by the ISA.

No Family Relationships

There is no family relationship between any director and executive officer or among any directors or executive officers.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes on behalf of our company. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the board’s appetite for risk. While the board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Corporate Governance Guidelines

The Board of Directors will adopt corporate governance guidelines that serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and Chief Executive Officer and Chief Financial Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be available on our website at www.Creationsfin.com

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

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5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXCUTIVE COMPENSATION

The following table sets forth the compensation for our fiscal years ended December 31, 2019 and 2018, respectively, earned by or awarded to, as applicable, our principal executive officer, principal financial officer and our other most highly compensated executives.

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total Compensation
Position	Year	($)	($)	($)	($)	($)	($)
Guy Nissensohn	2018	$10,000	$0	-	-	-	$10,000
CEO, CFO, Director	2019	12,000	10,000	-	-	-	22,000

Employment Agreements with Named Officers

On November 11, 2019, the Company entered into an employment agreement (the “Employment Agreement”) with our Chief Executive Officer and Chief Financial Officer, Guy Nissensohn. The Employment Agreement has an initial term of five years with a monthly salary that is based upon the total amount of Managed Capital (as defined in the agreement) of the Company, including all of its subsidiaries.

This Agreement is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards at the end of December 31, 2019 or as of the date of this prospectus.

Director Compensation

To date, we have not paid any compensation to our directors.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

We describe below all transactions and series of similar transactions, other than compensation arrangements, since January 1, 2016, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

On July 1, 2019, Mr. Guy Nissensohn converted $204,051 of debt that was owed to him from Yetsira Holdings LTD to 253 ordinary shares of Yetsira Holdings Ltd.

On July 1, 2019, a share swap was executed between Creations and Yetsira Holdings Ltd. shareholders, in which Creations received 100% of Yetsira Holdings Ltd. Mr. Guy Nissensohn, Chairman of the Board and a stockholder of both companies, received in exchange for his Yetsira Holdings shares 379,435 shares of Creations and 379,435 warrants to purchase shares of common stock, exercisable at $1.50 per share, which is the same price as all outstanding warrants.

On July 7, 2019, Mr. Guy Nissensohn purchased 665,000 shares of Creations Inc. and 665,000 warrants to purchase shares of Common Stock. at a price of $665,000 which was the same price paid as all other investors.

On November 11, 2019, Mr. Guy Nissensohn entered into a voting agreement with certain shareholders (the “Voting Agreement”) pursuant to which Mr. Nissensohn was granted full voting power over 242,709 shares of common stock, including any shares that are received upon exercise of warrants owned by the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 12, 2020 for:

●	each beneficial owner of more than 5% of our outstanding common stock;

●	each of our director and named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common stock that can be acquired within 60 days of February 2, 2020 The percentage ownership information shown in the table is based upon 2,289,744 shares of common stock outstanding as of February 2, 2020.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 12, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the stockholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of the Company.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership Before the Offering	Percentage of Shares Outstanding Before the Offering
Guy Nissensohn(1)(5)	2,088,870	46.17%
Blair E Sanford(2)	200,000	8.12%
David Slomka(2)	200,000	8.12%
Ilan and Dalia Bar(2)	200,000	8.12%
Rising Moon Assets Inc.(2)	200,000	8.12%
Shemer Schwarz(2)	200,000	8.12%
Avner Roash(3)	140,000	5.83%
Elnatan Ori Efraim(3)	140,000	5.83%
Ilan Arad Keshet(4)	161,806	6.68%
Amit Biliya(4)	161,806	6.68%
Shmuel Yelshevich(4)	161,806	6.68%
All Executive Officers and Directors as a group (1 individuals)	2,088,870	46.17%

(1) Includes 1,044,435 warrants to purchase shares of common stock.

(2) Includes 100,000 warrants to purchase shares of common stock.

(3) Includes 70,000 warrants to purchase shares of common stock.

(4) Includes 80,903 warrants to purchase shares of common stock.

(5) Does not include an aggregate of 242,709 shares of common stock, which shares are subject to the Voting Agreement granting Mr. Nissensohn the right to vote such shares.

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DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value per share. As of February 12, 2020, a total of 2,289,744 shares of our common stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.

Our common stock is currently not traded. We intend to apply to have our common stock listed on the OTCQB. No assurance can be given that our application will be approved.

The transfer agent of our common stock is Transfer Online, Inc. Their address is 512 SE Salmon St., Portland, OR 97214.

Outstanding Warrants

The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is three (3) years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the warrant agent a duly executed exercise notice and payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $1.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Stock Options and Outstanding Warrants

As of February 12, 2020, we had reserved 1,558,639 shares of our common stock for issuance pursuant to outstanding warrants, at a weighted average price of $1.00 per share.

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PLAN OF DISTRIBUTION

Each Selling Stockholders (of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

●	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker dealer as principal and resale by the broker dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. In addition, any sale of shares by the Selling Shareholders will be the fixed price of $1.50 per share until such time that the shares are listed on the OTCQB.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Creations, Inc. for each of the nine months in the period ended September 30, 2019 and 2018, respectively, and each of the two years in the period ended December 31, 2018 and 2017, respectively, included in this prospectus have been reviewed for the nine-month periods and audited for the full year periods by Barzily and Co., independent registered public accounting firm, as set forth in their report thereon appearing therein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Immediately upon completion of this listing, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the Registration Statement, also are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

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CREATIONS INC.

REVIEW REPORT

AS OF SEPTEMBER 30, 2019

CREATIONS INC. AND SUBSIDIARIES

SEPTEMBER 30, 2019 AND 2018

INDEX TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

F-1

CREATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars)

	As of September 30,	As of September 30,
	2019	2018
	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	1,536,289	94,981
Short-term deposit	11,604	10,992
Accounts Receivables (Note 3)	7,802	23,075
Related parties	1,421	-
Total current assets	1,557,116	129,048

Long-term assets
Long-term deposit	1,926	1,849
Fixed assets, net	5,503	8,742
Total long-term assets	7,429	10,591

Total assets	1,564,545	139,639

LIABILITIES AND SHAREHOLDERS’ EQUITY (Deficit)
Current liabilities
Shareholders	-	400
Accounts Payables (Note 4)	85,121	14,922
Total current liabilities	85,121	15,322

Long-term liabilities
Loan from related company	-	163,370

Total liabilities	85,121	178,692

Shareholders’ equity
Share capital	226	133
Additional paid-in capital	2,176,441	332,641
Capital reserve	9,539	12,715
Accumulated deficit	(706,782)	(384,542)
Total shareholders’ equity (deficit)	1,479,424	(39,053)

Total liabilities and shareholders’ equity	1,564,545	139,639

Guy Nissenson Chairman of the Board	Ilan Arad Keshet CEO

The accompanying notes are an integral part of the review report

F-2

CREATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars)

	For 9 months ended September 30,	For 9 months ended September 30,
	2019	2018
	Unaudited	Unaudited

Revenue	271,998	165,624

Expenses:
Compensation and related costs to employees	(291,603)	(189,659)
General and administrative expenses	(275,105)	(124,261)

Operating loss	(294,710)	(148,296)

Financial expense , net	(11,380)	(9,239)
Net loss for the period	(306,090)	(157,535)
Other comprehensive income (expenses): foreign currency translation adjustments	100,543	12,715

Net loss after Other comprehensive income	(205,547)	(144,820)

Per share data-

Basic and Diluted loss	(0.09)	(287)

Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	2,262,144	504

The accompanying notes are an integral part of the review report

F-3

CREATIONS INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

(U.S. dollars)

	For 9 months ended on September 30, 2019	For 9 months ended on September 30, 2018
	Unaudited	Unaudited
Cash flows for operating activities:
Net loss	(306,090)	(157,535)
Adjustments to reconcile net loss to net cash used in operating activities (Appendix A)	89,335	(8,843)
Net cash used in continuing operating activities	(216,755)	(166,378)

Cash flows for financing activities:
Issuance of shares	1,639,740	(4,651)
Loan from related party	23,288	159,312
Credit from banks	-	(261)
Net cash used in financing activities	1,663,028	154,000

Cash flows for investing activities:
Purchase of fixed assets	-	(1,081)
Net cash used in investing activities	-	(1,081)

Translation difference in regard to cash balances	3,992	10,455

Decrease in cash and cash equivalents
Cash and cash equivalents at beginning of year	86,094	97,585
Cash and cash equivalents at end of year	1,536,289	94,981

Appendix A
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expenses that do not involve cash flow:
Depreciation for the period	1,102	7
Loan from related company	9,998	7,213

Changes in operating assets and liabilities:
Decrease (increase) in assets:
Accounts receivables	2,740	(15,609)
Shareholders	(1,695)	-
Increase (decrease) in liabilities:
Accounts payable	77,190	(454)
	89,335	(8,843)

Supplementary information on financing activities not involving cash flows (unaudited):

The company calculate the Warrants fair value by using the Black and Scholes model, the key inputs used in the fair value calculations were as follows:

September 30, 2019

Dividend yield (%)	-
Expected volatility (%)	32.11
Risk free interest rate (%)	1.75
Expected term of options (years)	3
Exercise price (US dollars)	1
Share price (US dollars)	0.258
Fair value (US dollars)	0.24

F-4

NOTE 1 -	GENERAL

Creations Inc. (the “Company”) was established on May, 2019 under the laws of the State of Delaware. On November, 2016, Yetsira Investment House Ltd. (hereinafter: “Yetzira”) an Israeli corporation was established by the stockholders of the Company. In February, 2018, the stockholders of the Company established Yetsira Holdings Ltd. (hereinafter: “Holdings”) an Israeli corporation, and completed the transfer of all of the stakeholders shares into Holdings. In May, 2019 the stockholders of the Company and Holdings transferred all of the stakeholders’ shares of Holdings to the Company. Pursuant to the above transfers, all equity holders of Yetzira received the same proportional ownership in the Company as they had in Yetzira prior to the described transfers. Following the transfers, Yetzira became a wholly-owned subsidiary of the Holdings, which became a wholly-owned subsidiary of the Company. As the transfers constituted a structural reorganization, the transfers have been accounted for at historical cost in a manner similar to a pooling of interests. Yetzira is an Israeli company, which focuses on the management of investment portfolios and the marketing of investment opportunities.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Functional currency

The functional currency of the Company is the US dollar, which is the currency of the primary economic environment in which it operates. In accordance with ASC 830, “Foreign Currency Matters” (ASC 830), balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are carried as financing income or expenses. The functional currency of Israel is the New Israeli Shekel (“NIS”) and its financial statements are included in consolidation, based on translation into US dollars. Accordingly, assets and liabilities were translated from NIS to US dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments are reflected in stockholders’ deficit, under “accumulated other comprehensive income (loss)”.

	September 30,	September 30,
	2019	2018
Official exchange rate of NIS 1 to US dollar	0.287	0.281

F-5

C.	Merger of entities under common control

The Company accounted for the exchange of shares between Yetsira Holdings Ltd and Creations Inc. pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50, Transactions between Entities under Common Control. Accordingly, all prior financial information has been presented to reflect this transaction as a “pooling of interests” as of the earliest period presented under common control.

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the receiving entity issues equity interests in the exchange, the equity interests issued are recorded at an amount equal to the carrying amount of the net assets transferred, even if the fair value of the equity interests issued is reliably determinable.

The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had. Common control was established between these entities on 01/07/2019, the date of incorporation of Creations Inc. and therefore, this transaction was recorded as of the merger occurred on 01/07/2019 (the “Merger Date”).

D.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the statements of operations.

%
Computers and equipment	33
Vehicles	15

F-6

E.	Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and short-term debt approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of September 30, 2019.

F.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

G.	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for all other entities aside from public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date,” which deferred the effective date of ASU 2014- 09 by one year and allowed entities to early adopt, but no earlier than the original effective date. ASU 2014-09 is now effective for the Company for the annual reporting period beginning January 1, 2019.

This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients,” which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The new standards are effective for the Company effective January 1, 2019. The Company has evaluated the new guidance and its adoption did not have a significant impact on the Company’s financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There was no change to the Company’s accounting policies.

F-7

In February 2016, the FASB issued ASU 2016-02, “Leases.” The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU is effective for all other entities aside from public business entities for annual reporting periods beginning after December 15, 2020, but early adoption is permitted. The Company adopted the new standard as of January 1, 2019 and noted that a cumulative-effect adjustment as of the adoption date was not necessary as the Company had no active leases as of January 1, 2019.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU No. 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance also specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. This guidance is effective for all other entities aside from public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company adopted ASU 2018-07, effective January 1, 2019, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Management has considered all recent accounting pronouncements issued. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3 -	Accounts receivables

	September 30,	September 30,
	2019	2018

Open debt in Israel	2,488	(55)
Income receivables	-	8,594
Income tax	6,832	4,538
VAT	(1,518)	1,738
Prepaid expenses	-	8,260
Total accounts receivables	7,802	23,075

NOTE 4 -	Accounts payables

	September 30,	September 30,
	2019	2018

Unpaid debts	49,991	2,915
Checks	(2,930)	1,355
Institutes	2,631	-
Accrued expenses	35,428	9,563
Others	-	1,089
Total accounts payables	85,120	14,922

F-8

NOTE 5 -	Loan from related company

The Company had an outstanding loan with Mr. Guy Nissenson and its fully owned subsidiary.

Loan terms: Guy Nissenson will lend the company up to 3 loans for a cumulative amount of NIS 300,000. Each loan carries a 15% interest rate. The principal of each loan will repay about 4 equal annual payments, starting from the second payment date of the annual interest payment. Early repayment - Beginning 6 months after the loan is repaid, the company may repay the loan with early repayment provided it has notified it 30 days in advance.

On January 29, 2018, the Company entered into a loan agreement with Mr. Nissenson for an original principal amount of approximately $85,000. The loan was transferred in two payments of approximately $42,500. The loan was issued for 5 years with an annual interest rate of 10%, with only the interest being paid in the first year, and from the second year the interest and loan are paid in 4 equal payments. A full lien was signed up on the shares of Yetsira Investment house in favor of Guy Nissenson and is fully owned subsidiary. Against those two loans.

On July 2018 the Company entered a second loan agreement for an additional amount of $76,250. The loan was issued for 5 years with an annual interest rate of 15%, with only the interest being paid in the first year, and from the second year the interest and loan are paid in 4 equal payments. Due to additional terms of this loan guy Nissensohn purchased additional 16 shares of Yetsira holding for amount of $8,837.

On March 2019, a loan and options agreement were signed between Yetsira Holdings and Guy Nissenson for $28,500.

On July 2019, Mr. Guy Nissensohn converted $204,051 of the debt owed to him by Yetsira holdings Ltd. to 253 ordinary shares of Yetsira Holdings Ltd. and a share swap was executed between Creations Inc. and Yetsira Holdings Ltd. shareholders, during which Creations Inc. received 100% of Yetsira Holdings Ltd. and in exchange Mr. Nissensohn received shares of Creations Inc. and entitlement for an equal amount of warrants with an exercise price of $1.00 per share. Post the above share swap the Company has no financial debt to its shareholders.

NOTE 6 -	Share Capital

G.	Issued, authorized and outstanding

	September 30,
	2019
	Authorized	Issued and outstanding
Ordinary shares of $ 0.0001 par value	2,262,144	226

	September 30,
	2018
	Authorized	Issued and outstanding
Ordinary shares of NIS 1 par value	100,000	316
Preferred shares	10,000	200

As Yetsira Holdings LTD. was established, it issued and sold 200 preferred shares for a total consideration of NIS 750,000, to Mr. Guy Nissenson. The Preferred shares entitled its holders preference in the event future dividend distributions. Until the day of this report there were no dividend distributions. On July 1, 2019 just after the establishment of the Company (Creations Inc.) the Preferred Shares were converted to ordinary shares of the Company for no additional consideration.

F-9

H.	Issuance of stock options

Since the fourth quarter of 2018, the Company founders has entered into Purchase Agreements with several investors. Pursuant to the Purchase Agreements, the Company agreed to issue 2,262,144 ordinary shares at $1.00 per share on November 17, 2019. The proceeds from the Purchase Agreements were received until September 30, 2019. The purchasers also received three-year warrants to purchase ordinary shares at an exercise price of $1.00 per share (subject to adjustments). The Company evaluated each component in the Purchase agreement to determine whether it should be classified as equity or liability. The Company determined that all components (warrants and shares) were determined to be eligible for equity classification. As such the warrants were initially recorded in equity at their fair value at the date of issuance, with no subsequent premeasurement, with the remainder of the proceeds allocated to the shares. The fair value of the warrants amounted to $566.

NOTE 7 -	Subsequent events

On the fourth quarter of 2019, the Company founders has entered into Purchase Agreements with several additional investors. Pursuant to the Purchase Agreements, the Company agreed to issue 27,000 ordinary shares at $1.00 per share. The proceeds from the Purchase Agreements amounted to $ 27,000. The purchasers also received three-year warrants to purchase ordinary shares at an exercise price of $1.00 per share (subject to adjustments).

In addition, Mr. Guy Nissensohn entered into a voting agreement with certain shareholders (the “Voting Agreement”) pursuant to which Mr. Nissensohn was granted full voting powers over 242,709 shares of common stock, including any shares that are received upon exercise of warrants owned by the shareholders.

F-10

YETZIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

YETZIRA HOLDINGS LTD AND SUBSUDUARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Yetsira Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yetsira Holdings Ltd. and Subsidiaries (the “Company”) as of December 31, 2018 and 2017 , and the related statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2018 and 2017 , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquisition of Yetsira Investment House Ltd. (“Investment”)

As discussed in Note 1 to the financial statements, on 28/01/2018, the Company acquired Investment through a share exchange. As of 28/01/2018, Investment became a wholly-owned subsidiary of the Company.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

BARZILY AND CO.

We have served as the Company’s auditor since 2019.

Jerusalem, Israel

February 10, 2020

The accompanying notes are an integral part of the financial statements

F-13

YETZIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars)

	December 31,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	86,094	97,585
Short-term deposit	10,781	11,500
Accounts Receivables (Note 3)	9,872	8,121
Total current assets	106,747	117,206

Long-term assets
Long-term deposit	1,789	1,934
Fixed assets, net (Note 4)	6,167	8,042
Total long-term assets	7,956	9,976

Total assets	114,703	127,182

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT) Current liabilities
Credit from banks	-	268
Related Parties (Note 5)	303	311
Accounts Payables	6,594	16,185
Total current liabilities	6,897	16,764

Long-term liabilities
Loans from related company (Note 6)	162 ,806	-
Total liabilities	169,703	16,764
Shareholders’ equity (deficit)
Share capital (Note 7)	133	129
Additional paid-in capital	332,641	323,808
Capital reserve	12,918	13,488
Accumulated deficit	(400,692)	(227,007)
Total shareholders’ equity (deficit)	(55,000)	110,418

Total liabilities and shareholders’ equity (deficit)	114,703	127,182

Guy Nissenson Chairman of the Board	Ilan Arad Keshet CEO

The accompanying notes are an integral part of the financial statements

F-14

YETZIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars)

	For the year ended December 31,	For the year ended December 31,
	2018	2017

Revenue	271,252	3,815

Expenses:
Compensation and related costs to employees	(282,498)	(101,482)
General and administrative expenses	(147,416)	(129,340)

Operating loss	(158,662)	(227,007)

Financial expenses	(15,023)	-

Net loss for the year	(173,685)	(227,007)
Other comprehensive income (expenses):
Foreign currency translation adjustments	(570)	13,488
Net loss after Other comprehensive income (expenses)	(174,255)	(213,519)
Per share data-

Basic and Diluted loss	(342)	(454)
Shares used in computing loss per ordinary share:
Basic and Diluted loss	508	500

The accompanying notes are an integral part of the financial statements

F-15

YETZIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars)

	Number of ordinary shares	Number of preferred shares	Share capital	Additional paid-in Capital	Accumulated other comprehensive income	Accumulated deficit	Total

Balance at January 1, 2017
Changes during 1-12/2017:
Issuance of shares	300	200	129	323,808	-	-	323,937
Other comprehensive income	-	-	-	-	13,488	-	13,488
Net loss	-	-	-	-	-	(227,007)	(227,007)
Balance at December 31, 2017	300	200	129	323,808	13,488	(227,007)	110,418

Changes during 1-12/2018:
Issuance of shares	16	-	4	8,833			8,837
Other comprehensive income					(570)		(570)
Net loss			-	-	-	(173,685)	(173,685)
Balance at December 31, 2018	316	200	133	332,641	12,918	(400,692)	(55,000)

The accompanying notes are an integral part of the financial statements

F-16

YETZIRA HOLDINGS LTD AND SUBSIDIARY

STATEMENTS OF CASH FLOWS

(U.S. dollars)

	December 31,	December 31,
	2018	2017

Cash flows for operating activities:
Net loss	(173,685)	(227,007)
Adjustments to reconcile net loss to net cash used in operating activities (Appendix A)	4,147	10,097
Net cash used in continuing operating activities	(169,538)	(216,910)

Cash flows for financing activities:
Issuance of shares	8,837	323,937
Loan From related company	157,689	-
Credit from banks	(258)	258
Net cash provided by financing activities	166,268	324,195

Cash flows for investing activities:
Short-term deposit	(150)	(11,075)
Long-term deposits	-	(1,863)
Purchase of fixed assets	(1,027)	(9,777)
Net cash used in investing activities	(1,177)	(22,715)

Translation differences in regard to cash balances	(7,044)	13,015

Decrease in cash and cash equivalents
Cash and cash equivalents at beginning of year	97,585	-
Cash and cash equivalents at end of year	86,094	97,585

Appendix A
Adjustments to reconcile net loss to net
cash used in operating activities:
Income and expenses that do not involve cash flow:
Depreciation for the period	2,353	2,032
Financial expenses related to loans from related company	12,971	-
Changes in operating assets and liabilities:
Decrease (increase) in assets:
Receivables	(2,460)	(7,822)

Increase (decrease) in liabilities:

Payables	(8,717)	15,887
	4,147	10,087

F-17

NOTE 1	-	GENERAL

Yetsira Holdings Ltd. (hereinafter: “Holdings”) an Israeli corporation established on January 2018 through a share exchange, transferring the shareholders holdings in Yetzira to Holdings (see also note 2d). As a result Yetsira Holdings owns 100% of Yetsira Investment House Ltd. (hereinafter: “Yetsira”), our operating entity which is an Israeli corporation established on November 2016. Yetsira focuses on the management of investment portfolios and the marketing of investment opportunities.

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Functional currency

The functional currency of the Company is the NIS, which is the currency of the primary economic environment in which it operates. In accordance with ASC 830, “Foreign Currency Matters” (ASC 830), balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are carried as financing income or expenses. The functional currency of Yetzira and Holdings is the New Israeli Shekel (“NIS”) and its financial statements are included in consolidation, based on translation into US dollars. Accordingly, assets and liabilities were translated from NIS to US dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments are reflected in stockholders’ deficit, under “accumulated other comprehensive income (loss)”.

	December 31,	December 31,
	2018	2017
Official exchange rate of NIS 1 to US dollar	0.281	0.288

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

F-18

D.	Merger of entities under common control

The Company accounted for the exchange of shares between Yetsira Investment House and Yetsira Holdings Ltd pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50, Transactions between Entities under Common Control. Accordingly, all prior financial information has been presented to reflect this transaction as a “pooling of interests” as of the earliest period presented under common control.

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the receiving entity issues equity interests in the exchange, the equity interests issued are recorded at an amount equal to the carrying amount of the net assets transferred, even if the fair value of the equity interests issued is reliably determinable.

The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period in which common control was established. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period in which common control was established to the date the transfer is complete, and those of the combined operations from that date to the end of the period. Common control was established between these entities on 29/01/2018, the date of incorporation of Yetsira Holdings Ltd and the transaction was recorded as a merger occurred on 29/01/2018 (the “Merger Date”).

The presented shareholder’s equity as of December 31, 2017 was adjusted to present the share capital and additional paid in capital of Holdings.

E.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

F.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the statements of operations.

Depreciation percentage
Computers and equipment	33
Vehicles	15

F-19

G.	Revenues recognition

The Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which supersedes the existing revenue recognition accounting rules. The new guidance is applicable for public business entities for periods beginning after December 15, 2017. All other reporting entities using U.S. generally accepted accounting principles (GAAP) must adopt ASC 606 for fiscal years beginning after December 15, 2018. Early adoption is permitted.

Wealth Management and Investments Brokerage Fees (Gross): The Company earns wealth management and investment brokerage fees from its contracts with trust and brokerage customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

H.	Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and short-term debt approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2018.

I.	Income taxes

The Company accounts for income taxes under ASC 740, “Income Taxes”. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the “Subtopic”). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and certain recognition thresholds must be met before a tax position is recognized. An entity may only recognize or continue to recognize tax positions that meet a “more likely-than-not” threshold. As of December 31, 2018, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. The Company recognizes interest and penalties related to uncertain income tax positions in other expense.

F-20

J.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares

Outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

K.	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for all other entities aside from public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date,” which deferred the effective date of ASU 2014- 09 by one year and allowed entities to early adopt, but no earlier than the original effective date. ASU 2014-09 is now effective for the Company for the annual reporting period beginning January 1, 2018.

This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients,” which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The new standards are effective for the Company effective January 1, 2018. The Company has evaluated the new guidance and its adoption did not have a significant impact on the Company’s financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There was no change to the Company’s accounting policies.

In February 2016, the FASB issued ASU 2016-02, “Leases.” The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU is effective for all other entities aside from public business entities for annual reporting periods beginning after December 15, 2020, but early adoption is permitted. The Company will adopt the new standard as of January 1, 2019.

Management has considered all recent accounting pronouncements issued. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

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NOTE 3	-	Accounts receivables

	December 31,	December 31,
	2018	2017

Open debt in Israel	39	-
Income receivables	5,251	-
Income tax	1,130	-
VAT	330	7,590
Prepaid expenses	3,122	531
Total accounts receivables	9,872	8,121

NOTE 4	-	Fixed assets, net

	December 31,	December 31,
	2018	2017

Cost:
Computers and equipment	4,394	3,639
Vehicles, Purchases this year	6,024	6,513
Total Purchases this year	10,418	10,152
Depreciation:
Computers and equipment	(2,299)	(1,133)
Vehicles, depreciation for the period	(1,952)	(977)
Total depreciation for the period	(4,251)	(2,110)
Computers and equipment, net	2,095	2,506
Vehicles, net	4,072	5,536
Total, net	6,167	8,042

NOTE 5	-	Related parties

	December 31,	December 31,
	2018	2017

Balance of shareholders	(303)	(311)
	2018	2017

Interest on related party loans	12,049	—
	2018	2017

Related party - management fee	38,944	264

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NOTE 6	-	Loans from related company

The Company has an outstanding loan received from Mr. Guy Nissenson through a fully owned subsidiary of his.

Loan terms: Guy Nissenson will lend the company up to 3 loans for a cumulative amount of NIS 300,000. Each loan carries a 15% annual interest rate. The principal of each loan will be repaid at 4 equal annual payments, starting from the second annual interest payment date (i.e. the first principle payment will be during 2020). Early repayment - Beginning 6 months after the loan was originally received, the company may repay the loan with such early repayment provided it subject to 30 days notification in advance.

On January 29 ,2018, the Company entered into a loan agreement with Mr. Nissenson for an original principal amount of approximately $85,000. The loan was issued for 5 years with an annual interest rate of 10%. The principle of the loan will be repaid at 4 equal annual payments, starting from the second annual interest payment date (i.e. the first principle payment will be during 2020). A full lien was signed up on the shares of Yetsira Investment house in favor of Guy Nissenson and his fully owned subsidiary. Against those two loans.

On July 2018 the Company entered a second loan agreement for an additional amount of $76,250. The loan was issued for 5 years with an annual interest rate of 15%, with only the interest being paid in the first year, and from the second year the interest and loan are paid in 4 equal payments. Due to additional terms of this loan guy Nissensohn purchased additional 16 shares of Yetsira holding for amount of $8,837.

See also note 9.

NOTE 7	-	Share Capital

		December 31,
		2018	2017
	Authorized	Issued and outstanding
Ordinary shares of NIS 1 par value	100,000	316	300
Preferred shares	10,000	200	200

As the Company was established, the Company issued and sold 200 preferred shares for a total consideration of NIS 750,000, to Mr. Guy Nissenson.

The Preferred shares entitles its holders preference in the event future dividend distributions.

During the period there were no dividend distributions.

NOTE 8	-	TAXES ON INCOME

A.	Taxation under Various Laws

The Company is assessed for tax purposes on an unconsolidated basis. The company and subsidiary are assessed under the provisions of the Israeli Income Tax Ordinance.

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B.	Forwarded loss

As of December 31, 2018 the Company has a loss carryforward, for tax purposes, of $ 371,853 (NIS 1,393,706).

C.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	December 31,	December 31,
	2018	2017
Net profit (loss) as reported in the
statements of operations	$(173,685)	$(227,007)
Statutory tax rate	23.0%	24.0%
Income Tax under statutory tax rate	$39,948	$54,488
Losses in respect of which no deferred tax assets were recognized
Less full valuation allowance	(39,948)	(54,488)

Actual income tax	$-	$-

D.	Deferred Taxes

Under ASC 740-10 deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry forwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carry forwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

E.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation.

NOTE 9	-	Events subsequent to balance sheet date

On July 2019, Mr. Guy Nissensohn converted $204,051 of the debt owed to him by Yetsira holdings Ltd. to 253 ordinary shares of Yetsira Holdings Ltd. and a share swap was executed between Creations Inc (Creations Inc. was established on May, 2019 under the laws of the State of Delaware) and Yetsira Holdings Ltd. shareholders, in which Creations Inc received 100% of Yetsira Holdings Ltd. Each shareholder received in exchange for his Yetsira Holdings shares, shares of Creations Inc and entitlement for an equal amount of warrants with an exercise price of $1.00 per share. During 2019 creations raised an additional $975,000 from investors for 975,000 shares of Creations and 975,000 warrants exercisable at a price of $1.00.

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PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses payable by us in connection with the sale of the securities being registered. All such costs and expenses shall be borne by us. Except for the SEC registration fee, all the amounts shown are estimates.

Amount to be Paid
Sec registration fee	$	[*]
Legal fees and expenses		[*]
Accounting fees and expenses		[*]
Printing and miscellaneous expenses		[*]
Total	$	[*]

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his, her or its actions in that capacity regardless of whether we would otherwise be permitted to indemnify him, her or it under Delaware law.

We believe that these provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors, officers or employees as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

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RECENT SALES OF UNREGISTERED SECURITIES

[Enter Subscription Agreement Details]

EXHIBITS

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item [16] by reference.

UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

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(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
(a)	Exhibits.
3.1	Certificate of Incorporation of Creations, Inc., dated May 13, 2019
3.2	By-Laws of Creations, Inc.
10.1	Hosting Agreement dated January 17, 2017 between Yetsira Investment House Ltd. and Ayalon Mutual Funds Ltd.
10.2	Share Exchange Agreement dated July 3, 2019, by and among Guy Nissenson, Ilan Arad Keshet, Amit Bilia, Shmuel Yelshevich, Yetsira Holdings Ltd. and Creations, Inc.
10.3	Employment Agreement dated November 11, 2019, between Creations, Inc. and Guy Nissensohn
10.4	Form of Subscription Agreement
10.5	Form of Warrant
10.6	Voting Agreement dated November 11, 2019, between Guy Nissensohn and certain shareholders of Creations, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the year 2020 on the [xx]th day of February.

By:	/s/ Guy Nissenson
Name:	Guy Nissenson

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